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May 14, 2015	JAMES A. LEBOVITZ james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

VIA EDGAR

James O’Connor, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation Preliminary Proxy Statement on Schedule 14A

(File No. 814-00757)

Dear Mr. O’Connor:

On behalf of FS Investment Corporation (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 30, 2015 to the Company regarding the Company’s Preliminary Proxy Statement on Schedule 14A, as filed with the Commission on April 20, 2015 (the “Proxy Statement”).

For your convenience, a summary of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Company’s response.

1. Because both proposals are non-routine, does the Company expect to have any broker non-votes at the meeting?

The Company notes the Staff’s comment and respectfully submits that while the Company does not anticipate any broker non-votes because brokers and nominees do not have discretionary voting power on either proposal, it is possible that a broker non-vote could occur in the event that a broker or nominee receives instructions from a beneficial owner or person entitled to vote on one proposal but not the other proposal.

2. Please state whether the Company’s board of directors has a formal diversity policy. See Section 407(c)(2)(vi) of Regulation S-K, applied through Item 22(b)(15)(ii)(A) of Schedule 14A.

The Company notes the Staff’s comment and respectfully submits that the Company’s board of directors has not adopted a formal diversity policy with regard to the consideration of diversity in identifying director nominees. As disclosed on page 7 of the Proxy Statement, the Company’s board of directors considers, among other things, diversity in gender, ethnicity and race when considering each director and the composition of the Company’s board of directors as a whole.

James O’Connor, Esq. May 14, 2015 Page 2

Additionally, the charter of the nominating and corporate governance committee of the Company’s board of directors charges the committee with considering, among other things, diversity when reviewing the background and qualifications of individuals being considered as director candidates.

3. Please confirm that there were no legal proceedings in the past 10 years against any of the Company’s directors, nominees, or officers and none that are pending. See Item 401(f)(7) and (8) of Regulation S-K, applied through Item 22(b)(11) of Schedule 14A.

The Company notes the Staff’s comment and confirms that there have been no legal proceedings in the past 10 years against any of the Company’s directors, nominees, or officers that would require disclosure pursuant to Item 401(f)(7) and (8) of Regulation S-K, and that no such legal proceedings are pending.

4. Because the Company’s chief executive officer is also chairman of the Company’s board of directors, please explain why the Company does not have a policy regarding the appointment of a lead independent director.

The Company notes the Staff’s comment and respectfully submits that although the Company does not have a formal policy regarding the appointment of a lead independent director, as disclosed on page 20 of the Proxy Statement, the Company’s board of directors appointed Mr. Michael J. Hagan as lead independent director of the Company’s board on August 7, 2013, a role he has held since that time. While the Company’s board of directors has determined that its current structure is appropriate, it will continue to evaluate its current structure in order to determine if in the future any changes are in the best interests of the Company and its stockholders.

5. Please disclose why the Company has determined that its leadership structure is appropriate given its specific characteristics or circumstances. See Item 407(h) of Regulation S-K, applied through Item 22(b)(11) of Schedule 14A.

The Company notes the Staff’s comment and respectfully submits that, as disclosed on page 20 of the Proxy Statement, the Company’s board of directors has determined that the Company’s leadership structure is appropriate based on the size and complexity of the Company and the extensive regulation to which the Company is subject as a business development company and because its shares of common stock are listed on the New York Stock Exchange. In future filings, the Company will strike “after considering various factors” from such description to make clear that the foregoing are the factors that the Company’s board of directors considered.

6. We suggest that a separate column, as shown in Item 22(b)(1) of Schedule 14A, be used to show all of the positions held by each officer.

The Company notes the Staff’s comment and will in future filings make the suggested change.

James O’Connor, Esq. May 14, 2015 Page 3

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The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing and (ii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

Cc:	Stephen S. Sypherd

FS Investment Corporation